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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               IAMGOLD CORPORATION
                                (Name of Issuer)

                                  Common Shares
                          -----------------------------
                         (Title of Class of Securities)

                                   450913 10 8
                                 --------------
                                 (CUSIP Number)

                                 Frank L. Davis
                           Fraser Milner Casgrain LLP
                       Suite 3900, 1 First Canadian Place
                              100 King Street West
                                Toronto, Ontario
                                     M5X 1B2
                                 (416) 862-3440

          ----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 12, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.  450913 10 8

================================================================================
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    WILLIAM D. PUGLIESE
================================================================================
================================================================================
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                         (b) [x]
================================================================================
================================================================================
3   SEC USE ONLY

================================================================================
================================================================================
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    PF
================================================================================
================================================================================
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    [ ]
================================================================================
================================================================================
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    CANADA
================================================================================
================================================================================
NUMBER OF               7    SOLE VOTING POWER
OF                              13,483,929
SHARES               ===========================================================
BENEFICIALLY            8    SHARED VOTING POWER
OWNED                           0
BY                   ===========================================================
EACH                    9    SOLE DISPOSITIVE POWER
REPORTING                       13,483,929
PERSON               ===========================================================
WITH                    10   SHARED DISPOSITIVE POWER
                                0
================================================================================
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    13,483,929 COMMON SHARES OF IAMGOLD CORPORATION (THE "CORPORATION") ARE CURRENTLY OWNED BENEFICIALLY AND OF RECORD BY FUNDECO INC., CARIBBEAN INVESTMENT BANK AND DRIFTWOOD COVE RESORT INC., ALL PRIVATE COMPANIES CONTROLLED BY MR. PUGLIESE, CO-CHAIRMAN, CHIEF EXECUTIVE OFFICER AND A DIRECTOR OF THE CORPORATION. IN ADDITION, MR. PUGLIESE HOLDS OPTIONS TO ACQUIRE 400,000 COMMON SHARES OF THE CORPORATION.
================================================================================
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                     [   ]
================================================================================
================================================================================
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    APPROXIMATELY 17.0%. ASSUMING THE EXERCISE OF ALL OF THE OPTIONS TO
    PURCHASE COMMON SHARES OF THE CORPORATION HELD BY MR. PUGLIESE, MR. PUGLIESE WOULD BENEFICIALLY OWN OR EXERCISE CONTROL OR DIRECTION OVER APPROXIMATELY 17.5% OF THE THEN OUTSTANDING COMMON SHARES OF THE CORPORATION.
================================================================================
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
================================================================================


ITEM 1.     SECURITY AND ISSUER.

                                       2

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                The class of equity securities to which this statement relates is common shares of IAMGold Corporation, a Canadian corporation (the "Corporation"). The principal executive offices of the Corporation are located at 2820 Fourteenth Avenue, Markham, Ontario, Canada L3R 0S9.

ITEM 2.     IDENTITY AND BACKGROUND.

           (a) The person filing this statement is William D. Pugliese.

           (b) Mr. Pugliese's business address is 2820 Fourteenth Avenue, Markham, Ontario, Canada L3R 0S9.

           (c) Mr. Pugliese's principal occupation is as Co-Chairman, Chief Executive Officer and a director of the Corporation.

           (d) - (e) During the last five years, Mr. Pugliese has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

           (f) Mr. Pugliese is a Canadian citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                Personal funds were used by Mr. Pugliese in effecting the acquisition of common shares of the Corporation referred to in 5(c) below.

ITEM 4.     PURPOSE OF TRANSACTION.

               The securities of the Corporation controlled by Mr. Pugliese are held as an investment. Mr. Pugliese does not have any present intention to acquire any additional securities of the Corporation. Mr. Pugliese intends to review his investment in the Corporation on a continuing basis and may increase or decrease his holding of securities of the Corporation in the future. Any such increase or decrease will depend on various factors, including, among other things, the price and availability of securities of the Corporation, subsequent developments affecting the Corporation or its business, other available investments and business opportunities, general stock market and economic conditions, tax considerations and required regulatory approvals.

                Other than discussed above, Mr. Pugliese currently has no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

                (a)-(b) 13,483,929 common shares of the Corporation are currently owned beneficially and of record by Fundeco Inc., Caribbean Investment Bank and Driftwood Cove Resort Inc., all private companies controlled by Mr. Pugliese, representing approximately 17.0% of the outstanding common shares of the Corporation. In addition, Mr. Pugliese holds options to acquire 400,000 common shares of the Corporation. Assuming the exercise of all of such options, Mr. Pugliese would beneficially own or exercise control or direction over an aggregate of 13,883,929 common shares of the Corporation, representing approximately 17.5% of the then outstanding common shares of the Corporation.

                                       3

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                (c) On December 12, 2002, Mr. Pugliese acquired 200,000 common shares of the Corporation for Cdn$650,000 (Cdn$3.25 per common share) upon the exercise of options which had been granted to Mr. Pugliese pursuant to the share incentive plan of the Corporation.

                (d) Not applicable.

                (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Other than as described in Item 3, 4 and 5, Mr. Pugliese has no knowledge of any arrangements, undertakings or relationships (legal or otherwise), including but not limited to transferring of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of proxies, divisions of profits or loss, or the giving or withholding of proxies.

                                       4


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                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 20, 2002


                                              By: /s/ WILLIAM D. PUGLIESE
                                                  -----------------------------
                                                  Name:  William D. Pugliese